UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-32508

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CapAcuity Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 International Parkway, Suite 350
(No. and Street)

Lake Mary	FL	32746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morey, Nee, Buck & Oswald, LLC
(Name – if individual, state last, first, and middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryant W. Kirk_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAPACUITY SECURITIES, INC._____, as of DECEMBER 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Evelyn J. Velez
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG215959
Expires 5/9/2022

Signature:

Title:
PRESIDENT

Notary Public   Evelyn J Velez

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPACUITY SECURITIES, INC.

<u>C</u><small>ONTENTS</small>

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of CapAcuity Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CapAcuity Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CapAcuity Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CapAcuity Securities, Inc.'s management. Our responsibility is to express an opinion on CapAcuity Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CapAcuity Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as CapAcuity Securities, Inc.'s auditor since 2016.

Bethlehem, PA 18020

March 25, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

CAPACUITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	241,753
Accounts Receivable from Contracts with Customers		443,861
Accounts Receivable from Registered Representatives		13,867
Prepaid expenses		24,602
Total assets	$	724,083

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Commission Payable	$	53,473
Accounts Payable		1,575
Total liabilities	$	55,048

Shareholder's equity:

Common stock, $0.20 par value; 5,000 shares authorized;		
5,000 shares issued and outstanding	$	1,000
Capital in excess of par value		108,400
Retained earnings		559,635
Total shareholder's equity	$	669,035
Total liabilities and shareholder's equity	$	724,083

The Accompanying Notes are an Integral
Part of this Statement

Notes to Financial Statements

NOTE 1   NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

CapAcuity Securities, Inc. (the Company), formerly Johnson Securities, Inc., is a registered broker/dealer operating since 1984. The Company operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(1) thereof. When acting as a broker/dealer, its marketing and sales activities are devoted primarily to private placement variable life insurance and mutual funds used as funding vehicles for corporate sponsored executive retirement programs. The Company's target clients for these products and services are publicly held corporations and large private companies.   The Company's marketing and sales activities are conducted on a nation-wide basis.

The Company is a wholly owned subsidiary of CapAcuity Financial, Inc., which purchased Johnson Securities, Inc on December 26, 2018 and subsequently changed the name of the Company to CapAcuity Securities, Inc.

A summary of the Company's significant accounting policies follows:

Cash

Cash includes interest-earning deposits and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Receivables

Receivables are primarily for commissions due from insurance carriers. Receivables from Contracts with Customers are collected within the following month. Accounts Receivables from Contracts with Customers at December 31, 2020 was $428,340 and Accounts Receivables from Registered Representatives on December 31, 2020 was $907.   Management has determined no allowance for credit losses is necessary at December 31, 2021.

Notes to Financial Statements

NOTE 1 Nature of the Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a qualified subchapter S subsidiary "Q-Sub" under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is no longer subject to Federal, State or Local tax examinations for tax years prior to 2018.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management's Review of Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2021 through March 25, 2022, which is the date the financial statements were available to be issued.

CAPACUITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Notes to Financial Statements

Note 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2021 was 0.23 to 1.

At December 31, 2021, the Company had net capital, as defined, of $240,178 and excess net capital of $235,178.

Note 3 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

Note 4 Risk and Uncertainties

The COVID-19 Pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activities. At this stage, the impact on our business has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will continue our operations in the best and safest way possible.

Notes to Financial Statements

Note 5 Related-Party Transactions

On March 1, 2019, the Company entered into an expense sharing arrangement with CapAcuity Consulting, LLC (CapAcuity Consulting), an entity under common control with the Company. Under the expense sharing agreement, CapAcuity Consulting permits the Company to market and distribute its products and services from CapAcuity Consulting's facilities used in conjunction with the CapAcuity Consulting's business, subject to reimbursement of the expenses associated with such use.

During the year ended December 31, 2021, the Company paid CapAcuity Financial, Inc., the parent company, $501 related to a prior year payable. CapAcuity Financial paid state filing and license fees on behalf of the Company.

There are no amounts due to or from Related Parties at December 31, 2021.

Note 6 Concentrations

For the year-end December 31, 2021, three customers account for 37% of accounts receivable.